UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

VeriTeQ Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

923449102

(CUSIP Number)

November 13, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b) ☒ Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 25383A200	Page 2 of 5 Pages

1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PositiveID Corporation (EIN 06-1637809)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 300,000* shares of common stock
	6	Shared voting power 0
	7	Sole dispositive power 300,000* shares of common stock
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 300,000* shares of common stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 3%
12	Type of reporting person IN

*

The number and percentage of shares beneficially owned as set forth herein is based on a warrant to purchase 300,000 shares of Common Stock of VeriTeQ Corporation (“VeriTeQ”), which VeriTeQ has committed to issue pursuant to a letter agreement between the two parties, dated November 8, 2013. On November 13, 2013 PositiveID Corporation (“PositiveID”) sold 871,754 shares of VeriTeQ common stock and a convertible note (convertible into 135,793 shares of VeriTeQ common stock), previously owed by VeriTeQ to PositiveID, to a group of purchasers in a private transaction.

SCHEDULE 13G/A

CUSIP No. 923449102	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

 VeriTeQ Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

220 Congress Park Drive, Suite 200

Delray Beach, FL 33445

Item 2(a)	Name of Person Filing:

PositiveID Corporation, the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

1690 S. Congress Ave., Suite 201

Delray Beach, FL 33445

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value*

Item 2(e)	CUSIP Number:

923449102

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 300,000*

(b)	Percent of Class: 3%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 300,000*

(iv)	Shared power to dispose or to direct the disposition of: 0

*

The number and percentage of shares beneficially owned as set forth herein is based on a warrant to purchase 300,000 shares of Common Stock of VeriTeQ Corporation (“VeriTeQ”), which VeriTeQ has committed to issue pursuant to a letter agreement between the two parties, dated November 8, 2013. On November 13, 2013 PositiveID Corporation (“PositiveID”) sold 871,754 shares of VeriTeQ common stock and a convertible note (convertible into 135,793 shares of VeriTeQ common stock), previously owed by VeriTeQ to PositiveID, to a group of purchasers in a private transaction.

SCHEDULE 13G/A

CUSIP No. 923449102	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒:

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G/A

CUSIP No. 923449102	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2013

By:	/s/ William J. Caragol
Name:	William J. Caragol
CEO, PositiveID Corporation